 Exhibit 12.01

SCANA CORPORATION
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings (1)		$758,419,744
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's bond indenture dated April 1, 1993 (Mortgage)	$105,156,325
Other indebtedness (1)	1,999,063
Total annualized interest charges		107,155,388
Bond Ratio		7.08

(1)           As defined in the Mortgage.

CALCULATION OF PREFERRED STOCK RATIO:

Net earnings (2)		$237,814,043
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's mortgage bond indentures	$107,155,388
Preferred dividend requirements	7,255,054
Total annualized interest charges		114,410,442
Preferred Stock Ratio		2.08

(2)         As defined under SCE&G's Restated Articles of Incorporation.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2007	2006	2005	2004	2003
Fixed Charges as defined:
Interest on long-term debt	$214.9	$213.1	$209.4	$206.9	$206.1
Amortization of debt premium, discount and expense (net)	4.6	4.8	6.0	5.4	4.9
Interest component on rentals	6.3	5.0	4.7	3.9	3.6
Preference security dividend requirement	11.7	11.8	11.8	11.9	13.6
Total Fixed Charges (A)	$237.5	$234.7	$231.9	$228.1	$228.2
Earnings as defined:
Pretax income (loss) from continuing operations	$467.6	$440.2	$208.7	$387.1	$426.2
Total fixed charges above	237.5	234.7	231.9	228.1	228.2
Pretax equity in (earnings) losses of investees	18.1	20.1	71.9	(5.4)	(5.2
Cash distributions from equity investees	7.8	6.7	7.1	7.4	7.7
Preference security dividend requirements from above	(11.7)	(11.8)	(11.8)	(11.9)	(13.6
Total Earnings (B)	$719.3	$689.9	$507.8	$605.3	$643.3

Ratio of Earnings to Fixed Charges (B/A)	3.03	2.94	2.19	2.65	2.82